

May 13, 2014

Via E-mail
Blake M. Patterson, M.D.
President and Chief Executive Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, Maryland 21202

> **Re: Cerecor Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted April 21, 2014**
> **CIK No. 0001534120**

Dear Dr. Patterson:

We have reviewed your amended draft registration statement and have the following comments. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your next amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Risks Associated with Our Business, page 4

1. Please revise your second bullet point to highlight that recurring operating losses and a lack of current sources of revenue have raised substantial doubt as to your ability to continue as a going concern. Please also highlight that you have received a going concern opinion from your independent registered public accountant.

2. Please include a bullet point in this discussion that addresses your failure to maintain effective internal control over financial reporting, as discussed in the risk factor you have added to page 50.

Business
Overview, page 82

3. We note your response to prior comment 7. Please also revise your disclosure to provide the basis for your belief that your portfolio of clinical and preclinical compounds is "best-in-class" on page 82 or remove this statement.

Notes to Financial Statements
Note 9. Convertible Preferred Stock and Stockholders' Equity
Series A-1 Convertible Preferred Stock Transaction, page F-20

4. We acknowledge your response to previous comment 26. Please address the following additional comments:

- Please tell us why it is appropriate to accrete your Series A-1 convertible preferred stock over 31 years;

- Please tell us why you have accreted only $1 at both September 30, 2013 and December 31, 2013; and

- Please tell us how you intend to handle the unamortized discount associated with the Series A-1 convertible preferred stock upon conversion prior to your IPO.

5. You disclose on page F-21 and F-44 that the fair value allocated to the warrants was $300,000 million where it appears that the amount was $300,000. Please revise your filing accordingly.

Unaudited Financial Statements, page F-28

6. Please tell us why you continue to present interim financial information throughout your filing as of September 30, 2013 and for the nine months then ended and for the comparable period in 2012. Reference for us the authoritative guidance you rely upon to present this information.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3652 or Mark Brunhofer at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Joanne R. Soslow, Esq.
        Kevin S. Shmelzer, Esq.
        Morgan, Lewis & Bockius LLP
        1701 Market Street
        Philadelphia, PA 19103